Richard A. Kline 650.752.3139 rkline@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.: OPOWER-001

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR AND HAVE BEEN SUBMITTED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS PURSUANT TO 17 C.F.R. § 200.83. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK ‘‘[**]’’.

January 31, 2014

Mark P. Shuman

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Opower, Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted December 24, 2013

CIK No. 0001412043

Dear Mr. Shuman:

This letter is submitted on behalf of Opower, Inc. (the “Company” or “Opower”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended Draft Registration Statement on Form S-1 submitted confidentially on December 24, 2013 (the “Draft Registration Statement”), as set forth in your letter dated January 10, 2014 addressed to Daniel Yates, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting an Amended Draft Registration Statement (“Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

references in the recitations of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

General

1.	We note your responses to prior comment 5. With respect to your statement that you have improved customer sentiment metrics by up to 10%, please tell us why you feel it is appropriate to attribute the results of a survey with a sample size of 817 households from one utility customer as representative of the 15.8 million households of the 91 utility customers you served as of December 31, 2012. Please also tell us whether you have conducted similar surveys for your other utility customers.

RESPONSE: The Company supplementally advises the Staff that, as of the date of this letter, the Company has conducted 36 large-scale quantitative surveys across 22 distinct utility customers representing a total of 35,897 interviews measuring customer sentiment. These findings include utilities across a diverse set of geographic regions. The median improvement of the Company’s program on customer sentiment was 6% although the Company recorded multiple observations of improvement of 10% and, in limited cases, even more. The Company has revised the Amended Draft Registration Statement on pages 1 and 63 to reflect the median improvement in customer sentiment.

2.	Please confirm whether the monthly savings amounts in Tab 3 of the supplemental materials represent megawatt hours as shown in the chart or kilowatt hours as shown in the subtotal in the right margin.

RESPONSE: In response to the Staff’s comment, the Company confirms that the monthly savings amounts in Tab 3 of the supplemental materials represent megawatt hours as shown in the chart.

Prospectus Summary

Overview, page 1

3.	We are continuing to consider your response to prior comment 6 and have the following additional comments:

•	In your response you state that the penetration rate of your Customer Engagement solution is not “indicative of [your] ability to sell additional features to [your] existing customers’ client base.” Tell us the penetration rate for your Customer Engagement solution. Tell us why comparing the two rates would not be a meaningful way to assess your ability to sell the Energy Efficiency product to your Customer Engagement clients.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

RESPONSE: The Company supplementally advises the Staff that, as of September 30, 2013, the Company’s Customer Engagement solution has been deployed to 25% of existing customers. However, among the Company’s customers that purchase the Customer Engagement solution, the household penetration rate is close to 100% since most customers that purchase this product deploy it to all households throughout their service territory as described on page 68 of the Amended Draft Registration Statement. As such, the Company does not believe it is meaningful to investors to describe its penetration rate in terms of households of the Customer Engagement solution because utility customers generally either fully deploy it or do not purchase the solution at all. Additionally, utility customers that have a household penetration rate of 100% may purchase additional features or services within the Customer Engagement solution, which may lead to additional revenue for the Company.

By contrast, the customers that purchase the Company’s Energy Efficiency solution often choose to deploy it to a subset of the households they serve. As a result, the penetration rate of the Company’s Energy Efficiency solution overall is lower and varies by customer. As such, the Company has disclosed the penetration rate for this solution in large part to show that although this solution is an important part of the Company’s revenue, it is not yet broadly deployed within the Company’s customer base even for customers who have purchased this solution and, therefore, there is significant potential for increased deployment among existing customers.

•	Ensure that where your Thermostat Software and Demand Response solutions are discussed that it is clear to the reader that these product offerings are in an early stage and, if true, that revenue and expenses attributable to them are immaterial to your results of operations and financial position.

RESPONSE: The Company advises the Staff that the Company has disclosed on page 42 of the Amended Draft Registration Statement that the Thermostat Software and Demand Response solutions are the Company’s newest solutions and that they have had an immaterial impact on the Company’s revenue to date. In response to the Staff’s comment, the Company has also revised pages 2 and 69 of the Amended Draft Registration Statement to disclose that the Thermostat Software and Demand Response solutions were recently introduced and have had an immaterial impact on the Company’s revenue to date.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

Use of Proceeds, page 35

4.	You disclose that you will use the net proceeds from the offering for working capital and other general corporate purposes. Please revise to provide more details regarding what constitutes working capital and other general corporate purposes. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 7 and 35 of the Amended Draft Registration Statement to provide additional details regarding the Company’s plans for working capital and other general corporate expenditures, including plans to use offering proceeds to grow the Company’s business.

5.	We note that on pages 43, 45, 48 and 66 you describe your growth strategy but do not indicate if it will be funded with offering proceeds. Please tell us whether such anticipated expenses can be funded without applying the proceeds from this offering.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 7, 35 and 43 of the Amended Draft Registration Statement to indicate that the Company’s future growth strategies will be funded, at least in part, with offering proceeds. Notwithstanding, the Company advises the Staff that it has disclosed on page 53 of the Amended Draft Registration Statement, that the Company’s current cash and cash equivalents, cash flows from operations and amounts available under its loan agreements will be sufficient to meet its working capital and capital expenditure requirements for at least the next 12 months.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Nine Months Ended September 30, 2012 and September 30, 2013

Key Performance Indicators for Our Business, 44

6.	We are considering your response to prior comment 12 and have the following comments:

•	According to your response, “total customers” includes only those clients “who have contractually committed to a minimum level of non-refundable fees” or those who have or will receive services. In your response to prior comment 7, and in new risk factor disclosure on page 15, you disclose that “many of [your] customer agreements . . . are subject to customer termination for any reason.” Please tell us, and disclose as appropriate, whether terminating clients have rights to refunds or sales credits. See also the second bullet point at the top of page 23.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

RESPONSE: The Company advises the Staff that customers who terminate for convenience generally do not have contractual rights to refunds or sales credits. A small subset of the Company’s customers have Service Level Agreements (“SLAs”), and it is possible that a customer with an SLA could be entitled to a partial refund or sales credit if they terminated for convenience. The Company has revised page 15 of the Amended Draft Registration Statement to reflect the possibility of a refund or sales credit. Furthermore, as disclosed on page F-12 of the Amended Draft Registration Statement, the Company “enters into certain contracts that contain performance guarantees and service-level requirements. If the Company commits to a specific kilowatt hour-savings goal, revenue is not recognized until the prescribed goal or minimum service level is satisfied.” If customers with an SLA terminated their contracts with the Company, any partial refund or sales credit due would be immaterial. To date, however, the Company has never been required to issue any refunds for termination to a customer who terminated its work with the Company.

•	Revise your accounting policy disclosures as necessary to address how customer cancellation rights and refund or credit rights, if any, are included in your revenue recognition policy. As an example, please explain how you considered these provisions in determining whether your fees are fixed or determinable. Refer to SAB Topic 13A4. Tell us whether the revenue recognized for a contract exceeds the refundable amounts if the contract were to be cancelled.

RESPONSE: The Company supplementally advises the Staff that because nearly all customers have no right to a refund or credit upon a cancellation and the Company has not historically provided refunds or credits to customers upon a cancellation, the Company believes that the fees are fixed or determinable at inception of the contract. As fees are non-refundable and are collected prior to revenue recognition, any revenue recognized would not exceed collected amounts. In the case of performance guarantees and SLAs, the portion of revenue that may be refunded to the customer is not recognized until the performance criteria are met and the customer’s right to refunds or credits lapses. As noted in the Company’s revenue recognition policy on pages 55 to 56 of the Amended Draft Registration Statement, if any portion of the Company’s fee is contingent, that portion of the revenue, which is contractually defined, is not recognized until the contractual requirement is no longer contingent (e.g. performance guarantees and SLAs). Additionally, the Company included disclosure on page F-12 of the Amended Draft Registration Statement with respect to contingent revenue. The revenue recognition policy therein states that the Company “enters into certain contracts that contain performance guarantees and service-level requirements. If the Company commits to a specific kilowatt hour-savings goal, revenue is not recognized until the prescribed goal or minimum service level is satisfied.”

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

•	Your response to prior comment 17 indicates that there are over 14 contracts for which you have recognized little or no revenue. Tell us whether each of these contracts represents an individual customer.

RESPONSE: The Company supplementally advises the Staff that the Company has recognized revenue on each of these 14 contracts, however, the recognized revenue attributable to performance components or SLAs does not represent a material amount of the contract. Because of the relatively low value of these components, the Company does not consider disclosure of the individual components to be necessary at this time. Each of these contracts do not represent an individual customer. A total of 11 customers comprise these 14 contracts. Specifically, three customers have performance guarantees and eight customers have SLAs.

•	Refer to the risk factor on page 20 that begins with “Our business depends substantially on customers renewing…” and please explain your response in light this risk factor.

RESPONSE: The Company advises the Staff that while customer renewals are important to the Company’s growth, customer renewal rate is not a key metric for tracking the Company’s business at this time. To date, the Company has generally had a very high customer retention rate and a relatively small number of customers. Because customer retention has been consistent throughout its history, the Company does not use customer retention rate as a key metric for managing the Company’s business notwithstanding that it believes that retention of every customer remains important to its business. At the same time, in the limited circumstances when the Company has lost customers, these lost customers have generally been small customers as measured on a revenue basis. As a result, the Company believes that a customer retention rate is likely not meaningful to investors and also potentially a misleading metric for investors.

The Company submits that the foregoing response and its prior response remain consistent with the risk factor on page 20 of the Amended Draft Registration Statement. Although customer retention and renewal remains an important risk to the Company, because it has not historically had an effect on the Company’s results of operations in the periods presented, the Company does not believe it is material to be included among the disclosed key metrics. If the Company lost a customer or multiple customers from which the Company derives material revenue, the Company would consider the need to disclose such circumstances as a material event on a Current Report on Form 8-K or provide additional disclosure in its periodic filings. In addition, in the event that renewal rates materially change, the Company would consider the need for future additional disclosure in its periodic filings of renewal or retention rates, possibly as a key metric.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

•	Please tell us your historical renewal rates for each of the periods presented in your filing.

RESPONSE: The Company supplementally advises the Staff that its dollar-based revenue renewal rate in each of the periods presented has been well in excess of 100%. On a customer retention basis, the revenue lost in 2011, 2012 and 2013 from customers not renewing represented [**]1%, [**]2% and [**]3%, respectively, of the Company’s total run rate revenue. The methodology the Company used to determine these percentages was first to identify customers from whom it stopped recognizing revenue during that calendar year. It then took the run rate revenue from such lost customers and divided that lost customer run rate revenue by the Company’s total run rate revenue to determine the lost revenue percentage for that year.

Critical Accounting Policies

Revenue Recognition, page 54

7.	We note your response to prior comment 16. Explain how you concluded that the set-up services have no stand-alone value upon completion. Your policy states that revenue recognition begins upon delivery. Indicate whether the delivery is the result of the set-up services. It appears from your response that the set-up services require a significant amount of time and effort to complete. Indicate how the fee for these services compares to the entire contract value and whether this fee varies by contract or customer. In addition, describe how you account for the costs incurred in providing the set-up services.

RESPONSE: The Company advises the Staff it considered the guidance provided in ASC 605-25-25-5 regarding stand-alone value. The Company determined that set-up services do not qualify as separate units of accounting because of the specialized nature of the services. At the end of the set-up services, the Company’s customer receives no benefit that can be transferred to any other application other than the Opower software, and these services are not sold independently by the Company or any other vendor. As a result, these set-up services do not provide value to the customer on a stand-alone basis.

[1][**]	– Confidential Treatment Requested by Opower, Inc.
[2][**]	– Confidential Treatment Requested by Opower, Inc.
[3][**]	– Confidential Treatment Requested by Opower, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

The fees associated with these set-up services are not subject to refund and are not the culmination of a separate earnings event; therefore, the Company considers them to represent nonrefundable upfront fees in accordance with SAB Topic 13.A.3(f). Accordingly, the Company defers the nonrefundable contractual fee related to these services and recognizes it as revenue over the estimated life of the customer.

Ultimately, set-up services allow delivery of the Opower subscription service deliverables. The Company considers delivery to commence on the date upon which the Company begins to provide Opower subscription services to the utilities and not the date upon which the Company commences providing the set-up services. As noted in the Company’s revenue recognition policy on page 56 of the Amended Draft Registration Statement, for set-up fees the Company recognizes revenue over the expected customer relationship period.

The contractually stated fee for set-up services generally represents less than 10% of the first year value and less than 4% of the total contract value. The fees vary by contract and are dependent of the level of effort required by Opower employees to configure and cleanse information provided by the customer. The costs incurred during the set-up phase are expensed as incurred.

8.	Please reconcile your statement in response to prior comment 17 that “the actual number of households or businesses [served] does not impact fees or revenue.” In this regard, it appears that the number of households you serve is a driver of fees and revenue based on the context in which you use of this metric throughout your filing. The following examples are not meant to be considered all inclusive. We note your use of this metric in

•	defining what you believe to be your addressable market (page 2);

•	demonstrating your significant growth since inception (pages 2 and 43);

•	quantifying the penetration of your energy efficiency reports (page 5);

•	describing the basis that your subscription fees are based on (page 42);

•	identifying potential growth opportunities (page 43); and

•	explaining the increase in revenue, in your management’s discussion and analysis of your results of operations for the nine months ended September 30, 2013, as a result of an increase in customer penetration driven by the increase in revenue and that customer penetration increased as you expanded the number of households served.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

RESPONSE: In response to the Staff’s comment, the Company clarifies its response to prior comment 17 and advises the Staff that the number of households or businesses served does impact fees and revenue of the Company, however, the number of households or businesses served does not directly correlate to the fees and revenue generated by the Company because the fees and revenue attributable to each household or business may not always be quantifiable and vary widely due to differing billing arrangements with the Company’s customers.

9.	With regard to the three contract types described in response to prior comment 17, please tell us whether there are deferred revenues associated with each, and the amounts, if any.

RESPONSE: The Company supplementally advises the Staff that, as of September 30, 2013, the Company had no deferred revenue related to variable deliverables. In addition, the Company had no deferred revenues that related to performance guarantees. As of September 30, 2013, the deferred revenue related to SLAs was less than $0.1 million in the aggregate.

Common Stock Valuations

July and August 2013 Grants, page 60

10.	It does not appear that you have disclosed the information provided in your response to prior comment 21 within the registration statement. As previously requested, disclose why you reassessed your comparable companies.

RESPONSE: In response to the Staff’s comment, the Company has revised page 60 of the Amended Draft Registration Statement to disclose why the Company reassessed its comparable companies.

Executive Compensation, page 81

11.	With your next amendment, please update your disclosure responsive to Item 402 of Regulation S-K to include the information for the last completed fiscal year, which is now 2013. Please provide corresponding updates to the information provided in the Certain Relationships and Related Party Transactions section.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 82 to 84 of the Amended Draft Registration Statement to include the required compensation information for the year ended December 31, 2013 and corresponding updates to the information provided in the Certain Relationships and Related Party Transactions section.

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Operating Segment, Page F-15

12.	We are considering your response to prior comment 25. Please tell us the amount of revenue attributable to each of your four product solutions in each period presented in your filing. Indicate into which of your two primary service deliverables each product solution is classified.

RESPONSE: The Company respectfully advises the Staff that its revenue is recognized based on separate units of accounting, which are found in more than one solution. The Company does not track revenue by solution by deliverable, and it would be impracticable to create such reports. Substantially all of the Company’s revenue comes from the Energy Efficiency and Consumer Engagement solutions. Each of the Company’s products includes deliverables from both data analytics services and web platform services.

[Signature Page Follows]

CONFIDENTIAL TREATMENT REQUESTED

BY OPOWER, INC.

Mr. Mark P. Shuman

Branch Chief

Securities and Exchange Commission

January 31, 2014

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3139.

Sincerely,

/s/ Richard A. Kline
Richard A. Kline

cc:	Jeff Kauten, Securities and Exchange Commission

Stephen Kirkorian, Securities and Exchange Commission

Tamara Tangen, Securities and Exchange Commission

Daniel Yates, Opower, Inc.

Michael Sachse, Opower, Inc.

Anthony McCusker, Goodwin Procter LLP

Joseph Theis, Goodwin Procter LLP

Jim Palumbo, PricewaterhouseCoopers, LLP

Mark R. Fitzgerald, Wilson Sonsini Goodrich & Rosati, P.C.